SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

DHX Media Ltd.
(Name of Issuer)

Variable Voting Shares, without par value
(Title of Class of Securities)

252406608
(CUSIP Number)

July 1, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252406608	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON LionEye Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,062,517
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,062,517
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,062,517
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.26%*
12	TYPE OF REPORTING PERSON CO

* Percentage reflects the treatment of the Issuer's Common Voting Shares and Variable Voting Shares as a single class of securities as the Common Voting Shares and Variable Voting Shares have substantially similar rights and privileges. Because the Common Voting Shares and Variable Voting Shares are automatically converted into the other class depending on the status of the holder thereof, it is not possible for the Reporting Persons to know on any given day the number of Variable Voting Shares outstanding. Based on the number of Variable Voting Shares outstanding on June 30, 2015 as set forth in Item 5, the Reporting Person beneficially owns 10.01% of the outstanding Variable Voting Shares. See Item 5.

CUSIP No. 252406608	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON LionEye Onshore Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 407,174
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 407,174
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,174
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.33%*
12	TYPE OF REPORTING PERSON PN

* Percentage reflects the treatment of the Issuer's Common Voting Shares and Variable Voting Shares as a single class of securities as the Common Voting Shares and Variable Voting Shares have substantially similar rights and privileges. Because the Common Voting Shares and Variable Voting Shares are automatically converted into the other class depending on the status of the holder thereof, it is not possible for the Reporting Persons to know on any given day the number of Variable Voting Shares outstanding. Based on the number of Variable Voting Shares outstanding on June 30, 2015 as set forth in Item 5, the Reporting Person beneficially owns 1.00% of the outstanding Variable Voting Shares. See Item 5.

CUSIP No. 252406608	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON LionEye Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 407,174
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 407,174
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,174
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.33%*
12	TYPE OF REPORTING PERSON OO

* Percentage reflects the treatment of the Issuer's Common Voting Shares and Variable Voting Shares as a single class of securities as the Common Voting Shares and Variable Voting Shares have substantially similar rights and privileges. Because the Common Voting Shares and Variable Voting Shares are automatically converted into the other class depending on the status of the holder thereof, it is not possible for the Reporting Persons to know on any given day the number of Variable Voting Shares outstanding. Based on the number of Variable Voting Shares outstanding on June 30, 2015 as set forth in Item 5, the Reporting Person beneficially owns 1.00% of the outstanding Variable Voting Shares. See Item 5.

CUSIP No. 252406608	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON LionEye Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,330,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,330,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,330,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.09%*
12	TYPE OF REPORTING PERSON OO

* Percentage reflects the treatment of the Issuer's Common Voting Shares and Variable Voting Shares as a single class of securities as the Common Voting Shares and Variable Voting Shares have substantially similar rights and privileges. Because the Common Voting Shares and Variable Voting Shares are automatically converted into the other class depending on the status of the holder thereof, it is not possible for the Reporting Persons to know on any given day the number of Variable Voting Shares outstanding. Based on the number of Variable Voting Shares outstanding on June 30, 2015 as set forth in Item 5, the Reporting Person beneficially owns 15.60% of the outstanding Variable Voting Shares. See Item 5.

CUSIP No. 252406608	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Stephen Raneri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,330,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,330,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,330,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.09%*
12	TYPE OF REPORTING PERSON IN

* Percentage reflects the treatment of the Issuer's Common Voting Shares and Variable Voting Shares as a single class of securities as the Common Voting Shares and Variable Voting Shares have substantially similar rights and privileges. Because the Common Voting Shares and Variable Voting Shares are automatically converted into the other class depending on the status of the holder thereof, it is not possible for the Reporting Persons to know on any given day the number of Variable Voting Shares outstanding. Based on the number of Variable Voting Shares outstanding on June 30, 2015 as set forth in Item 5, the Reporting Person beneficially owns 15.60% of the outstanding Variable Voting Shares. See Item 5.

CUSIP No. 252406608	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Arthur Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,330,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,330,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,330,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.09%*
12	TYPE OF REPORTING PERSON IN

* Percentage reflects the treatment of the Issuer's Common Voting Shares and Variable Voting Shares as a single class of securities as the Common Voting Shares and Variable Voting Shares have substantially similar rights and privileges. Because the Common Voting Shares and Variable Voting Shares are automatically converted into the other class depending on the status of the holder thereof, it is not possible for the Reporting Persons to know on any given day the number of Variable Voting Shares outstanding. Based on the number of Variable Voting Shares outstanding on June 30, 2015 as set forth in Item 5, the Reporting Person beneficially owns 15.60% of the outstanding Variable Voting Shares. See Item 5.

CUSIP No. 252406608	13G	Page 8 of 12 Pages

Item 1(a).	NAME OF ISSUER

DHX Media Ltd., a company organized under the laws of the Province of Nova Scotia, Canada (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The principal executive office of the Issuer is located at 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7, Canada.

Item 2(a).	NAME OF PERSON FILING

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

	(i)	LionEye Master Fund Ltd, a Cayman Islands exempted company ("LionEye Master Fund"), with respect to the Shares (as defined below) directly held by it;

	(ii)	LionEye Onshore Fund LP, a Delaware limited partnership ("LionEye Onshore"), with respect to the Shares directly held by it;

	(iii)	LionEye Advisors LLC, a Delaware limited liability company ("LionEye Advisors"), as the general partner of LionEye Onshore, with respect to the Shares directly held by LionEye Onshore;

	(iv)	LionEye Capital Management LLC, a Delaware limited liability company ("LionEye Capital Management"), as the investment manager of LionEye Master Fund, LionEye Onshore and of certain managed accounts (the "LionEye Capital Management Accounts"), with respect to the Shares directly held by LionEye Master Fund, LionEye Onshore and the LionEye Capital Management Accounts;

	(v)	Stephen Raneri, as a managing member of each of LionEye Capital Management and LionEye Advisors, with respect to the Shares directly held by LionEye Master Fund, LionEye Onshore and the LionEye Capital Management Accounts; and

	(vi)	Arthur Rosen, as a managing member of each of LionEye Capital Management and LionEye Advisors, with respect to the Shares directly held by LionEye Master Fund, LionEye Onshore and the LionEye Capital Management Accounts.

The filing of this statement should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal office of LionEye Master Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Caymana Bay Grand Cayman KY1-9007, Cayman Islands. The address of the principal office of each of LionEye Onshore, LionEye Advisors, LionEye Capital Management and Messrs. Raneri and Rosen is 152 West 57th Street, 10th Floor, New York, NY 10019.

CUSIP No. 252406608	13G	Page 9 of 12 Pages

Item 2(c).	CITIZENSHIP

	(i)	LionEye Master Fund – a Cayman Islands exempted company

	(ii)	LionEye Onshore - a Delaware limited partnership

	(iii)	LionEye Advisors and LionEye Capital Management – each a Delaware limited liability company

	(iv)	Messrs. Raneri and Rosen – each a United States citizen

Item 2(d).	TITLE OF CLASS OF SECURITIES

Variable Voting Shares, without par value (the "Shares")

Item 2(e).	CUSIP NUMBER

252406608

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

CUSIP No. 252406608	13G	Page 10 of 12 Pages

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentage set forth in Row 11 of this Schedule 13G is calculated based upon an aggregate of 124,453,434 Shares and Common Voting Shares, which is the sum of 40,570,995 Shares and 83,882,439 Common Voting Shares issued and outstanding as of June 30, 2015, as disclosed in Amendment No. 1 to the Issuer's Registration Statement on Form F-10/A filed with the Securities and Exchange Commission on July 2, 2015.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 252406608	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: July 10, 2015

LionEye Master Fund Ltd.

/s/ Stephen Raneri
Name: Stephen Raneri
Title: Director

LionEye Onshore Fund LP
By: LionEye Advisors LLC,
its General Partner

/s/ Stephen Raneri
Name: Stephen Raneri
Title: Managing Member

LionEye Capital Management LLC

/s/ Stephen Raneri
Name: Stephen Raneri
Title: Managing Member

/s/ Stephen Raneri
STEPHEN RANERI

/s/ Arthur Rosen
ARTHUR ROSEN

CUSIP No. 252406608	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: July 10, 2015

LionEye Master Fund Ltd.

/s/ Stephen Raneri
Name: Stephen Raneri
Title: Director

LionEye Onshore Fund LP
By: LionEye Advisors LLC,
its General Partner

/s/ Stephen Raneri
Name: Stephen Raneri
Title: Managing Member

LionEye Capital Management LLC

/s/ Stephen Raneri
Name: Stephen Raneri
Title: Managing Member

/s/ Stephen Raneri
STEPHEN RANERI

/s/ Arthur Rosen
ARTHUR ROSEN